SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                                  MAGICINC.COM
                                  ------------
                 (Name of Small Business Issuer in its Charter)



        DELAWARE                                            65-0494581
      -----------                                        ------------------
(State or other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                           Identification No.)


            530 North Federal Highway, Fort Lauderdale, Florida 33301
            ---------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (954) 764-0579
                                 --------------
                (Issuer's Telephone Number, including Area Code)

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

     Title of Each Class to be so registered:

     Common Stock ($0.0001 Par Value)

     Name of each Exchange on which each Class is to be Registered: N/A


     This form is being filed with the Securities & Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to reestablish the Company's quotation on the OTC Bulletin Board in compliance with the National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.           Description of Business......................................1

Item 2.           Management's Discussion and Analysis or Plan of
                      Operation................................................6

Item 3.           Property.....................................................9

Item 4.           Security Ownership of Certain Beneficial Owners
                      and Management..........................................10

Item 5.           Directors, Executive Officers, Promoters and
                      Control Persons.........................................11

Item 6.           Executive Compensation......................................13

Item 7.           Certain Relationships and Related Transactions..............14

Item 8.           Description of Securities...................................15


                                     PART II

Item 1.           Market for Common Equity and Related
                      Stockholder Matters.....................................16

Item 2.           Legal Proceedings...........................................17

Item 3.           Changes in and Disagreements with Accountants...............17

Item 4.           Recent Sales of Unregistered Securities.....................17

Item 5.           Indemnification of Directors and Officers...................26


                                    PART F/S

Financial Statements..........................................................26


                                    PART III

Item 1.           Index to Exhibits...........................................27

Signatures....................................................................28

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.       Corporate History

As used herein, the term "Company" refers to Magicinc.com, a Delaware corporation, and its predecessors, unless the context indicates otherwise. The Company was originally incorporated in 1961 in Delaware as Magic Fingers, Inc. Initially, the Company designed, manufactured and distributed a patented vibrating massage device for installation in hotel and motel beds. In 1979, the Company began attempts to diversify its operations and sought opportunities in other industries. Currently, the Company is a development stage Internet company with plans to engage in the distribution, promotion and production of varied forms of entertainment via the Internet.

In April 1994, the Company entered into an agreement and plan of reorganization to acquire in a reverse merger a 100% interest in Flash Entertainment, Inc. ("Flash"), a Florida film production and distribution corporation, which included a wholly owned subsidiary, No Bull Distribution, Inc., a Florida film distribution company, and the rights to three feature length films, "No More Dirty Deals," "Shakma," and "Shoot" for 20,000,000 shares of common stock (pre reverse split). Pursuant to the reorganization, Flash acquired approximately 79% of the Company's outstanding stock and assumed management of the Company. Current management obtained controlling ownership of the Company, pursuant to this reorganization.

In May 1995, certain Company insiders attempted an unsuccessful hostile takeover. Legal action was initiated by Gordon Scott Venters, President and CEO of the Company, to prevent the hostile takeover, and a trustee was subsequently assigned to the Company. The trustee appointed a new board of directors and was eventually released from his position on August 2, 1995. As a result, the Company became dormant and conducted minimal business operations until December 9, 1996, when the Company reorganized and elected a new Board of Directors. The reorganization was carried out to bring about a change in the Company's focus. Prior management had allowed the Company to become dormant and minimal business had been conducted. The Company had substantial debt and no significant operations. As a result of the reorganization, the Company began developing and implementing a plan of operations designed to restructure and eliminate the substantial debt of the Company. The last of the Company's "old debt" was settled on December 5, 1999, leaving the Company free to pursue its present plan of operations.

At various times in the Company's history, the Company's charter under Delaware law has become inoperative for failure to pay taxes. However, each time the Company has responded and corrected such delinquency by filing a Certificate for Renewal and Revival in accordance with Section 312 of the General Corporate Law of Delaware.

In an effort to revitalize the Company, new management undertook an aggressive program to restructure and eliminate the Company's debt. The debt primarily consisted of promissory notes payable to Dr. H.K. Terry (the "Terry Notes") in the amount of $220,000; a judgment entered against the Company in favor of Ing. Adolph Malinek Gesellschaft M.B.H., an Austrian corporation, in the 15th Circuit Court, Palm Beach, Florida, Case No. CL94-6263AJ in the amount of $247,205.35 (the "Malinek Judgment"); and a secured convertible promissory note payable to HDT Properties, Inc. in the sum of $100,000 (the "HDT Note").

The Malinek Judgment was satisfied by payment of $50,000 cash and the issuance of 100,000 shares of the Company's common stock. The HDT Note was satisfied upon payment of $50,000 cash. The Terry Notes were first extended and then settled by the Company by issuing to Dr. Terry a total of 84,125 shares of the Company's common stock. (See "Recent Sales of Unregistered Securities".)

The Company entered into an agreement with Castle Hill Productions in March 1998, to grant and assign the rights in the motion picture "Shakma." The Company received $7,220 pursuant to this agreement. This agreement was superseded by an agreement dated February 12, 1999, in which the Company granted to Castle Hill Productions the exclusive worldwide rights to three feature films owned by the Company. The films were "Shakma," "Shoot," and "No More Dirty Deals." Castle Hill Productions paid to the Company an additional $46,240 for the distribution rights to these films in perpetuity.

B.       Corporate Organization
         ----------------------
[GRAPHIC OMITTED]

                                                    Magicinc.com
                                                    ------------

   Magicinternetwork.com           CyBars.com                      Magic Studios                Magic Music Label
   ---------------------           ----------                      -------------                -----------------
a division of Magicinc.com    a division of Magicinc.com     a division of Magicinc.com     a division of Magicinc.com


Magicinternetwork.com

An independent network of exclusive entertainment content owned or licensed to Magicinc.com for distribution to the world market on the Internet.

CyBars.com

A nightclub  portal using CyBarCam  Internet  cameras and monitors  broadcasting
live  on  the  Internet,   nightclubs,  bands  and  bars  on  its  own  network,
Magicinternetwork.com.

Magic Studios

An independent studio to produce independent films, music videos, commercials and other core content for Magicinternetwork and for licensing to other broadcast mediums.

Magic Music Label

An   independent   music  label   utilizing  the   CyBars.com   portal  and  the
Magicinternetwork to distribute independent artists' music over the Internet.

C.       Business of the Company

General

The Company is a development stage Internet  entertainment company with plans to
engage  in   distribution,   promotion   and   production  of  varied  forms  of
entertainment via the Internet.

The Company's current major focus is the development of its Internet entertainment business. The Company owns two "registered domain names" on the Internet. These are (i) magicinternetwork.com., which the Company proposes to use as its own Internet Service Provider (ISP) for its CyBars network, through club monitors and (ii) CyBars.com within which the Company intends to create an Internet link of entertainment venues to Magicinternetwork.com for Internet broadcast of content owned by the Company.

The Company intends to focus its efforts on creating an independent Internet entertainment network, magicinternetwork.com. (a registered domain name). Contained within this network will be a diverse array of select entertainment nightclub links using club monitors. Cybars.com (registered domain name) is a live Internet nightclub membership syndication utilizing CyBarCam Internet cameras and club monitors.

The Company websites, will contain graphically rich interactive "CyBar-Streets" and "CyBarClubs" in a virtual entertainment network linking major cities throughout the country. These "CyBar-Streets" will contain numerous entertainment venues in the form of Internet "CyBarClubs." At these sites, member patrons can literally go out "nightclubbing" from home computer terminals linked to monitors and live camera feeds to local clubs. Future developments will attempt to include CyBar Internet computer terminals in CyBarClubs in major U.S. cities creating direct interaction between members and patrons.

The Company intends to sell memberships in its CyBarClub network with three membership levels. The silver membership level (basic membership) offers access to the website and the club membership network for a monthly fee of $4.95. Silver level membership offers patrons menus of night club locations, events and access to membership e-mail lists and photos of other CyBar members, live music (DJ mixes) and live bands (audio only). The gold membership offers membership for $9.95 per month and offers all the services of the silver membership, as well as allowing members to peek inside the club via the cybercams (live camera feeds, live DJ mixes and live bands) before ever leaving their home. The platinum level membership offers members all the services of the gold membership, plus VIP access (no cover charge with $50 minimum purchase) at all participating CyBarClubs contained within the network, for a price of $19.95 per month, with a three-month minimum membership required. The Company intends to distribute CyBarCam and Internet monitors to bars and nightclubs for no charge. Installation charge will be approximately $6,000. Once the Company's CyBars nightclub network is in operation, the Company also intends to sell advertising to be featured in the clubs through Magicinterwork.com.

Description of Products and Services

The Company is an Internet entertainment holding company. The Company currently has no substantial operations or operating history. The Company is attempting to create an independent Internet entertainment network, magicinternetwork.com. Within this network the Company will attempt to create a diverse array of select entertainment nightclub links through cybars.com, a live Internet nightclub membership syndication utilizing CyBarCam Internet cameras.

The Company's plan is to create and maintain websites which will contain graphically rich interactive "CyBar-Streets" and "CyBarClubs" in a virtual entertainment network linking major cities throughout the country. Under the Company's plan, these CyBar-Streets would contain numerous entertainment venues in the form of Internet "CyBarClubs." Once these sites are developed and in operation, member patrons can literally go out "nightclubbing" from home computer terminals linked to live camera feeds to their local clubs. The Company will seek to develop CyBar Internet computer terminals in CyBarClubs in major U.S. cities, thus creating direct interaction between members and patrons.

In addition, the Company currently has an option to purchase all of the outstanding shares of Quantum Entertainment, Inc. ("Quantum"), a Florida corporation, in exchange for certain rights and payment of $50,000 and 50,000 shares of the Company's common stock. Quantum owns 100% of the exclusive worldwide distribution rights to the feature film project "Liberty City." Also, Quantum owns 70% of the gross proceeds after print, advertising and distribution costs up to the first $5 million. Thereafter, Quantum will receive 60% of the gross proceeds up to $7.5 million and then 50% in perpetuity. Gordon Scott Venters is the President and CEO as well as a major shareholder of Quantum.(For more information, see Related Party Transactions, page 15).

Distribution Methods

The Company, through its magicinternetwork.com division, has recently installed its first CyBarCam in the Fort Lauderdale-based blues club "The Poorhouse" and is currently negotiating agreements for additional installations in clubs in the downtown Fort Lauderdale area. Robert P. Pignone, a Director of the Company, is the owner of "The Poorhouse." The Company will continue its efforts to negotiate other links with other existing clubs nationwide for the planned future CyBarsclub network.

The Company recently leased, with an agreement to purchase, a building where it will locate a Company-owned CyBar. The Company plans for this location to serve as the prototype CyBar location and it will also use the location as a live Internet corporate broadcast facility for its planned CyBar Network. Each CyBar location will be linked to other CyBar locations via magicinternetwork.com. Members will be able to interact with patrons and other CyBar members while visiting the nightclub location of their choice from the comfort of home. Members and patrons at a CyBar location will also be able to interact with each other at other club locations or the same club via the club's Internet computer terminals. Chat rooms, games, contests, promotions, and if desired, a private one-on-one live video interaction via CyBarCam would all contribute to the unique club experience. In addition, CyBarCam plans to provide added security for both patrons and nightclub establishments.

Magicinternetwork.com intends to record, store and own all of the content transmitted via the CyBar network for future broadcasts and licensing, as well as providing for the Company's own network content and programming.

New Products

The Company is  attempting  to  establish  an Internet  network  utilizing  live
CyBarCam Internet broadcasts via CyBarCams which will be located in the Company's proposed CyBar franchise club locations. The Company will seek to generate income from its CyBars Nightclub Network by charging monthly membership fees to its cybars.com members. Members of the CyBars Nightclub Network will be charged a monthly membership fee between $4.95 and $19.95 depending on level of membership.

The Company has an option to purchase, for $50,000, 100% of Quantum Entertainment, Inc. ("Quantum"). Quantum is the owner of 70% (up to 2.5 million), 60% (up to 5 million), 50% (over 5 million)of the ownership rights to a motion picture project entitled "Liberty City" and any subsequent music soundtrack album.

Quantum owns 100% of the worldwide distribution rights to the motion picture project entitled "Liberty City." Gordon Scott Venters, President, CEO and Director of the Company, owns a 50% interest in Quantum Entertainment, Inc. If the option is exercised, the Company's plan would be to integrate film and the Internet via its website. The Company has plans to create a unique "brand of entertainment" which strategically aligns certain areas of the independent entertainment industry. (For more information, see Related Party Transactions, page 15).

Competition

The Internet industry is intensely competitive and there are many well-established competitors such as Launch.com and MP3. These and other competitors have substantially greater financial and other resources than the Company. These companies may be better established in the entertainment marketplace. Changes in consumer tastes, national, regional or local economic conditions and demographic trends often affect the entertainment business. The Company believes, however, that it is in a position to use its business plan to develop intellectual properties with a long term residual value. There can be no assurances, however, that the Company will be able to attain its business strategy or to be profitable.

The market for online entertainment and entertainment products is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software.

The Internet and production/distribution of online entertainment are highly competitive businesses. In the production phase, competition affects the Company's ability to obtain the services of preferred performers and other creative and/or technical personnel. The Company competes with a number of websites and Internet service providers who have substantially greater resources, larger and more experienced production and distribution staffs and established histories of successful production of Internet sites.

The Company also potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Some of these potential competitors are Amazon.com, AOL, and Microsoft Corporation. Other large companies with strong brand recognition and experience in online commerce also may seek to compete in the online entertainment delivery market.

D.       Regulatory Overview

The Company is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed toward online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain.

Changes to existing laws or the passage of new laws intended to address Internet issues could directly affect the way the Company does business or could create uncertainty in the marketplace. This could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could otherwise harm the Company's business. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, foreign jurisdictions may claim that the Company is required to comply with their laws. In some jurisdictions, the Company may be required to collect value-added or other taxes on its fees. The Company's failure to comply with foreign laws could subject it to penalties ranging from fines to bans on its ability to offer its services.

E.       Reports to Security Holders

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. The Company intends, from the effective date of this filing forward, to file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed, the Company filed a Form 10-SB on May 14, 2000, which was subsequently withdrawn on May 28, 2000. The Company plans to file its 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copying on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the Company on the Internet at http://www.magicinc.com.

F.       Employees

The Company currently has three full time employees in management and two part time employees. The Company typically enters into independent contractor agreements or work for hire agreements with individuals to provide professional services on an as needed basis.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

The Company is a development stage Internet entertainment company with plans to engage in the distribution, promotion and production of varied forms of entertainment via the Internet.

The Company's current major focus is the development of its Internet entertainment business. The Company owns two "registered domain names" on the Internet. These are (i) Magicinternetwork.com., which the Company proposes to use as its own Internet Service Provider (ISP) for its CyBars network, and (ii) Cybars.com within which the Company intends to create an Internet link of entertainment venues to Magicinternetwork.com for Internet broadcast and ownership content owned by the Company.

RESULTS OF OPERATIONS

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and footnotes that appear elsewhere in this report. In 1999, the Company changed its year end from a calendar year to a fiscal year ending October 31. The analysis herein compares a full calendar year ending December 31, 1998 ("Fiscal Year 1998") with the short fiscal year, 10 months, ending October 31, 1999 ("Fiscal Year 1999") and the six months ending April 30, 2000 with the six months ending April 30, 1999.

Fiscal Year 1998 and Fiscal Year 1999.

Sales. Net sales for the Fiscal Year 1999 increased to $46,240 from $7,220 for Fiscal Year 1998, an increase of 540%. The increase in revenues was attributable to the licensing of distribution rights in perpetuity to three feature films which were owned by the Company for the net sum of $46,240. This was a one time payment for distribution rights to the films. The Company has no further rights to use or market these films.

Cost of Sales. Cost of sales for the Fiscal Year 1999 and Fiscal Year 1998 were $0 for each period as the films were carried on the Company's books at a zero basis.

Expenses. Selling, general and administrative expenses for Fiscal Year 1999, decreased to $161,639 from $238,237 for Fiscal Year 1998, a decrease of 32%. During this same period, interest expense decreased to $0 for Fiscal Year 1999 from $11,503 for Fiscal Year 1998. The decrease in selling, general and administrative expenses was the result of the change in fiscal year and the resultant statement covering only a ten-month period, and primarily from the reduction of expenses due to arrangements and agreements with the Company's major creditors coupled with a significant reduction in legal, accounting and administrative costs which were incurred in arranging the settlement agreements. The decrease in interest expense was the result of settling and paying off the debts of the Company.

Depreciation and amortization expenses for Fiscal Year 1999 and Fiscal Year 1998 were negligible, being $234 and $147, respectively.

Losses. Net losses before taxes and an extraordinary gain realized as a result of debt restructuring for Fiscal Year 1999 decreased to $115,399 from $242,520 for Fiscal Year 1998, a decrease of 52%. As a result of the debt restructuring efforts during Fiscal Year 1999, an extraordinary gain of $259,500 was realized as compared to $197,205 for Fiscal Year 1998. This gain on debt restructuring resulted in net income to the Company of $144,101 for Fiscal Year 1999 as compared to a loss of $45,315 for Fiscal Year 1998. The substantial decrease in losses was primarily from the reduction of expenses due to arrangements and agreements signifying the final stages of the Company's restructuring and settlement agreements with the Company's major creditors.

The Company hopes to break even or to operate at a slight profit during the fiscal year 2001 as a result of the intended launching of its Magicinternetwork.com entertainment network. There can be no assurance that the Company will achieve or maintain profitability or that revenues will be generated or that growth can be sustained in the future.

Six Months Ended April 30, 2000 and April 30, 1999

Sales. During both periods, the Company was concentrating on restructuring its debts and developing a new business model. Consequently, during this restructuring and development state, the Company did not have any revenue from operating sources. Also, during these two comparable six-month periods, the Company did not dispose of any assets.

Losses. Net losses for the six months ended April 30, 2000 were $208,783 compared to $91,845 for the six months ended April 30, 1999. This increase of 127% resulted entirely from an increase in expenses, as there was no change in sales ($0 in both periods).

Expenses. Selling, general and administrative expenses showed a $67,544, or 74%, increase from $91,845 for the six months ended April 30,1999 to $159,839 for the six months ended April 30, 2000. Interest expense increased from $0 to $49,394 for the six months ended April 30, 2000. Much of the increase in the non-interest expense category resulted from the cost of professional services and expenses in connection with the development of the Company's new business model and the establishment of the Company's Internet operations. The interest expense was primarily from the accrual of interest expense on the convertible debenture issued in November 1999.

Impact of Inflation.

The Company believes that inflation has had a negligible effect on operations over the past three years.

LIQUIDITY AND CAPITAL RESOURCES

The Company did not generate cash flow from operations in the period January 1, 1998 through April 30, 2000. In fact, the Company's operating activities consumed cash as follows: $132,971 for Fiscal Year 1998, $19,184 for Fiscal Year 1999, and $73,862 for the six months ended April 30, 2000 -- a total of $226,017 for the 28 month period.

The Company was able to continue in business primarily from the receipt of cash from financing activities. For Fiscal Year 1998, the Company's financing activities provided total funds of $133,875. Similarly, the Company's financing activities provided total funds of $37,638 for Fiscal Year 1999 and $62,000 for the six months ended April 20, 2000. This provided the Company with a total of $233,513 for the 28 month period.

The Company has funded its cash needs over the past 28 months through the issuance of its common stock and convertible debentures for cash. The Company also used its common stock, in lieu of cash, to obtain professional and employment services. The Company intends to cover its cash needs over the next twelve months through the sale of additional shares of its common stock and/or convertible securities pursuant to a registration statement or an appropriate exemption from registration. In order to support existing and proposed operations, bank, private and/or equity financing will be necessary. However, there is no guarantee that the Company will be able to raise additional funds from borrowing or the sale of its securities.

Debt Settlement

During 1998 and 1999, the Company settled $547,205 of debt for total cash payment of $100,000 and issuance of 175,000 shares of its common stock. (See "Description of Business, Corporate History").

Capital Expenditures

The Company made no significant capital expenditures on property or equipment during the periods covered by this report. The Company plans to make capital expenditures for further website development and the establishment of the magicinternetwork and CyBar concepts. The Company has allocated $150,000 for this development and intends to contract for the completion of this work when funds are available. The Company's landlord has agreed to pay up to $26,935 for repairs and renovations to the new facilities.

Income Tax Expense (Benefit)

The Company has substantial net operating loss carryforwards, which may be used to offset operating profit. In the periods covered by this report there was no income tax expense or benefit reported on the Company's financial statements.

Quasi-Reorganization

As of October 1999, the Company had reached settlement agreements with all its significant creditors. Also, by that date the Company changed its business focus so as to become an Internet entertainment company. The Board of Directors, therefore, elected to state the Company's October 31, 1999 balance sheet as a "quasi-reorganization." In a quasi-reorganization, the deficit in retained earnings is eliminated by charging paid-in-capital. In effect, this gives the Company's balance sheet a "fresh start." Beginning November 1, 1999 and continuing forward, the Company is crediting net income and charging net losses to retained earnings.

Ability to Continue as a Going Concern

The financial statements appearing in this registration statement have been prepared assuming that the Company will continue as a going concern. The Company has not had revenue in the ordinary course of business. Sales for the period January 1998 through April 30, 2000 were from the disposition of the Company's interest in certain films. The lack of sales and recurring losses from operations raises substantial doubt about the Company's ability to continue as a going concern. Management estimates it will need approximately $250,000 to fund operations of the Company for the next twelve months. Management's plan in regards to these matters is to seek further equity funding to allow the Company to meet its cash needs and to build its fledgling Internet entertainment network, Magicinternetwork.com. However, in order to support ongoing operations for the next twelve-month period, additional financing must be obtained either through the sale of equity or borrowing.

ITEM 3.     PROPERTY

Up until May 31, 2000, the Company rented approximately 2,100 square feet of office space in Fort Lauderdale, Florida, which housed its executive and administrative offices. The property was rented on a month to month basis at $1,000 per month. Then, the Company entered into a lease for an 8,500 square foot building at 530 North Federal Highway, Fort Lauderdale, Florida. The building presently houses the administrative offices and computer operations. There are plans in place to build a recording studio and video facility at this location.

The lease is for a term of two years beginning June 1, 2000 and ending May 31, 2002. The rent for the property is as follows:

         June 1, 2000 through July 31, 2000          Rent is waived by Landlord
         August 1, 2000 through  November 30, 2000   $4,000 / month
         December 1, 2000 through May 31,  2001      $4,500 / month
         June 1, 2001  through  November  30, 2001   $5,000 / month
         December 1, 2001 through May 31, 2002       $5,300 / month

In addition, the Company has entered into an agreement to purchase the building no later than May 31, 2002 for $480,000 subject to standard conditions, including obtaining the necessary licenses and permits. The landlord/seller has agreed to pay up to $26,935 for repairs to the building. The Company believes these facilities are adequate to allow the Company to operate its business as presently constituted.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's Common Stock (par value $0.0001) as of April 30, 2000, with respect to: (i) each person known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock; (ii) all directors and executive officers of the Company; and (iii) all directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of April 30, 2000, there were 6,198,338 (post 1 for 40 reverse split) shares of common stock outstanding.



Name and Address of Beneficial Owner            Relationship         Amount and      Percent of Class
                                                   to the            Nature of
                                                   Company           Beneficial
                                                                     Ownership
Gordon Scott Venters                               Director           825,000             13.3%
2100 S. Ocean Dr. #8CD                             Officer
Fort Lauderdale, FL 33316

Todd Nugent                                        Director            90,000             1.5%
1291 Claret St.
Fort Myers, FL 33919



                                       10






John J. Kearney                                    Director           100,000             1.6%
2611 N.E. 14th St.
Fort Lauderdale, FL 33304

Robert P. Pignone                                  Director           100,000             1.6%
1316 N.E. 4th St.
Fort Lauderdale, FL 33301

Robert M. Ingria                                   Director           100,000             1.6%
310 174th St. #2419
Sunny Isles Beach, FL 33160

Elizabeth L. Rogers                                5%                 435,000             7.0%
119 N.W. 21st Court
Wilton Manors, FL 33311

Dr. H.K. Terry                                     5%                 454,650             7.3%
600 N.E. 55th Terrace
Miami, FL 33317

HLKT Holdings, L.L.C.                              5%                 1,300,000(1)        17.3%
1015 So. Gaylord St., Suite 603A
Denver, CO 80209

Directors and Officers as a Group (5                                  1,215,000           19.6%
individuals)

   (1) Assumes conversion of $65,000 principal amount of 5% Series A Senior Subordinated Convertible Debentures at the minimum conversion price of $0.05 per share pursuant to the understanding between the Company and the holder of the Debentures.

Changes in Control

There are currently no arrangements in place that will result in a change in control of the Company.

ITEM 5.     DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, control persons, and significant employees of the Company, their respective ages, and positions with the Company are as follows:

    Name                    Age                   Positions
Gordon Scott Venters        38             Director, CEO, President, Secretary
Todd Nugent                 42             Director
John J. Kearney             63             Director
Robert P. Pignone           40             Director
Robert M. Ingria            46             Director

Pursuant to Article II of the Bylaws, all directors are elected to a term of one year, and hold such office until the next meeting of the shareholders or until their successors are elected and qualified. The executive officers serve at the pleasure of the Board. The principal occupation and business experience for each executive officer and director for at least the past five years are as follows:

Gordon Scott Venters, the Company's President and Chief Executive Officer, has specialized in the entertainment industry -- including the financing, management and production of films, videos and recordings -- for over 15 years. Mr. Venters has served as a Director of the Company from March 15, 1994 to May 19, 1995 and from December 9, 1996 to the present. From May 19, 1996 until December 9, 1996, he served as President and a Director of Quantum Entertainment Company in Los Angeles, California. From 1990 to 1993, Mr. Venters served as the President and Chief Executive Officer of Flash Entertainment, Inc. an independent feature film company and predecessor of the Company, during which time he was the Executive Producer of the feature film "No More Dirty Deals" and five music videos. From 1989 to 1990, Mr. Venters was the Executive Producer of two full-length feature films, "Shakma" and "Shoot." Mr. Venters has also been a financial advisor and a registered stockbroker with F.D. Roberts Securities (1987-1989) and with Prudential- Bache Securities, Inc.

Robert Michael Ingria, a Director of the Company since December of 1999, is a native of Miami, Florida and graduated with honors from the Fine Arts Program in Motion Pictures and Art of Florida State University. Mr. Ingria's professional background includes over 20 years experience in the entertainment and motion picture industry. Since February 1995, he worked as a Producer with RMI Entertainment Company, a film production company located in Sunny Isles, Florida. From October 1997 to August 1998, he served as President of Ocean Drive Entertainment Company located in Miami, Florida. From December 1997 to December 1998, he served as President of Millennium Telemedia, Inc. a Miami Florida company, which is in the entertainment business. He built, and operated for approximately fifteen years, Quadradial Recording Studios, Video Production Facilities and Motion Picture facilities in South Florida. Mr. Ingria's dossier includes writing, producing and directing all forms of film and video projects including 3 motion pictures, over 30 music videos, infomercials for multi-million dollar grossing direct response programs, corporate videos and television commercials. Mr. Ingria is a member of the Florida Motion Picture and Television Association.

John J. Kearney, a Director of the Company since June 1999, brings to the Company over 23 years of experience in the Florida entertainment industry. From 1989 to 1999, Mr. Kearney owned "Squeeze," a nightclub in Fort Lauderdale, Florida. From 1979 to 1984, he owned "Rosebuds," a nightclub in Fort Lauderdale, Florida, and from 1977 to 1983 he owned the "Candy Store" nightclub on Fort Lauderdale beach, Florida

Robert P. Pignone, a Director of the Company since June 1999, is the owner of "The Poorhouse" a successful blues nightclub, established in 1995, located in downtown Fort Lauderdale, Florida. From 1991 to 1995, he also owned "Tavern 213," a nightclub located in Fort Lauderdale, Florida.

Todd Waddell Nugent, a Director of the Company since 1996, served as the Company's Chief Executive Officer from July 17, 1996 to December 9, 1996 and as the President of the Company's Entertainment Film Partners division from December 9, 1996 to February 17, 1997, when this division was eliminated. From June 1995 to March 1996, Mr. Nugent served as the Chief Executive Officer of

Stradigi, Inc., a telecommunications group. Mr. Nugent was a co-founder of Multi-Channel Video Programming, Inc., a DBS system, where he served as its Chief Executive Officer from February 1994 to March 1995. From 1986 to February 1993, Mr. Nugent was a broker with Royal Alliance and Associates, Inc., a registered securities broker/dealer.

ITEM 6.     EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides summary information for the years 1999, 1998 and 1997 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of Gordon Scott Venters, the Company's President and Chief Executive Officer. Except as indicated below, no officer or employee of the Company received a total salary and bonus exceeding $100,000 during the periods reflected.

                           Summary Compensation Table

                               Annual Compensation                             Awards                        Payouts
                                                                                     Securities
     Name                                               Other                          Under-
     and                                               Annual        Restricted        lying                       All Other
  Principal                                            Compen-         Stock          Options/         LTIP         Compen-
   Position       Year       Salary       Bonus        sation          Awards          SARs           Payouts       sation
   --------       ----       ------       -----        ------          ------          -----          -------       ------
-------------- --------- -------------- ---------- --------------- --------------  --------------  ------------- -------------

Gordon         1997        40,000(2)         0          0               $12.50(1)       0               0             0
Scott          1998        40,000(2)         0          0               $50.00(1)       0               0             0
Venters        1999        40,000(2)         0          0               $12.50(1)       0               0             0

          (1) In 1997, the Company issued a stock option to Mr. Venters to purchase, over three years, up to 750,000 shares of stock at $0.0001. Mr. Venters exercised his option to purchase 125,000 shares in 1997, 500,000 shares in 1998 and the remaining 125,000 shares in 1999.

          (2) On October 1,1997 Gordon Scott Venters entered into a three year employment agreement providing for a salary of $75,000 during the first year, $100,000 during the second year and $133,000 for the third year. Only $40,000 per year was paid and the balance was accrued. See "Employment Agreements, Gordon Scott Venters."

Employment Agreements

Gordon Scott Venters. Effective October 1, 1997, the Company entered into a three year Employment Agreement with Gordon Scott Venters, the Company's President and CEO, whereby Mr. Venters receives a salary of $75,000 for the first year, $100,000 for the second year, and $133,000 for the third year. Mr. Venters was paid $40,000 in each of the years 1997, 1998, and 1999. The balance of the salary due to Mr. Venters under the terms of his Employment Agreement was accrued, and as of October 31, 1999 totaled $186,111. Mr. Venters is also entitled to receive two weeks paid vacation for the first year and four weeks paid vacation for the following two years. In the event of Mr. Venters' disability for a period of more than two weeks, Mr. Venters will receive 50% of his compensation for a period of up to three months.

Robert Michael Ingria. Effective December 15, 1999, the Company entered into a one year Employment Agreement with Robert Michael Ingria. Under the terms of the agreement, Mr. Ingria serves jointly with Gordon Scott Venters as president of two divisions of the Company, Magicinternetwork.com and MagicStudios. In this capacity, Mr. Ingria devotes his efforts full time to the management and development of film and music productions for these divisions. In December 1999, Mr. Ingria received seventy-five thousand shares of the Company's Common Stock pursuant to the Employment Agreement. In addition, as a Director of the Company Mr. Ingria receives twenty-five thousand additional shares annually for his services as a Director of the Company.

John J. Kearney. Effective June 15, 1999, the Company entered into a one year Employment Agreement with John J. Kearney, which agreement was extended until September 15, 2000. Under the terms of the agreement, Mr. Kearney serves jointly with Robert P. Pignone as president of the Company's MagicMusic Label division and devotes full time to the management and development of the MagicMusic Label. In August 1999, Mr. Kearney received seventy-five thousand shares of the Company's Common Stock pursuant to the Employment Agreement. In addition, as a Director of the Company Mr. Kearney receives twenty-five thousand additional shares annually for service as a Director of the Company.

Robert P. Pignone. Effective June 15, 1999, the Company entered into a one year Employment Agreement with Robert P. Pignone. Under the terms of the agreement, Mr. Pignone serves jointly with John J. Kearney as president of the Company's MagicMusic Label division and devotes full time to the management and development of the MagicMusic Label. In August 1999, Mr. Pignone received seventy-five thousand shares of the Company's Common Stock pursuant to the Employment Agreement. The employment contract calls for a $5,000 contribution of goods and services to the Company over the life of the contract. In exchange for the forgiveness of this requirement by the Company, Mr. Pignone agreed to extend the contract to September 15, 2000. In addition, as a Director of the Company Mr. Pignone receives twenty-five thousand additional shares annually for service as a Director of the Company.

Compensation of Directors

All members of the Company's Board of Directors will receive, on an annual basis, 25,000 shares of Common Stock of the Company as payment for their service on the Company's Board of Directors.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 28, 1999, and amended on June 15, 1999, the Company was granted an option to purchase all of the outstanding shares of Quantum Entertainment, Inc. ("Quantum"), a Florida corporation, in exchange for certain rights and payment of $50,000 and 50,000 shares of the Company's common stock. Quantum owns 100% of the exclusive worldwide distribution rights to the feature film project "Liberty City." Also, Quantum owns 70% of the gross proceeds after print, advertising and distribution costs up to the first $5 million. Thereafter, Quantum will receive 60% of the gross proceeds up to $7.5 million and then 50% in perpetuity. Gordon Scott Venters is the President and CEO as well as a major shareholder of Quantum.

ITEM 8.     DESCRIPTION OF SECURITIES

Common Stock

The Company is presently authorized to issue 50,000,000 shares of $0.0001 par value capital stock, of which 30,000,000 shares are Common Stock and 20,000,000 shares are Open Stock which may be issued, in the sole discretion of the Board of Directors, in one or more classes or in one or more series within any class, in any manner allowed by law. As of April 30, 2000, the Company had 6,198,338 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of preferred stock, if applicable, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

The holders of the Common Stock do not have preemptive or conversion rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The holders of Common Stock are entitled to share equally in dividends if, as and when declared by the Board of Directors of the Company, out of funds legally available therefor, subject to the priorities accorded any class of preferred stock which may be issued. A consolidation or merger of the Company, or a sale, transfer or lease of all or substantially all of the assets of the Company, which does not involve distribution by the Company of cash or other property to the holders of Common Stock, will not be deemed to be a liquidation, dissolution or winding up of the Company.

On February 17, 1997, the Board of Directors authorized a 1 for 40 reverse split of the Company's outstanding common stock.

Preferred Stock

There are no shares of preferred stock authorized.

Transfer Agent

Continental Stock Transfer & Trust Company
Two Broadway
New York, New York 10004.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Price Range of Common Stock

The Company's Common Stock was traded on the OTC Bulletin Board until December 19, 1999 under the symbol "MAGC" and then under the symbol "MAGCE" until January 19, 2000 when it was delisted. Since January 20, 2000, the Company's stock has been quoted in the National Quotation Bureau "Pink Sheets" under the symbol "MAGC." Upon this filing becoming effective with the Securities and Exchange Commission, and clearing any comments of the SEC staff, the Company will attempt to become re-listed as a fully reporting (OTC:BB) public company.

The following table sets forth the high and low bid quotations for the Company's common stock for the periods listed. However, records provided by the Trading Market Service of NASD for OTC Quarterly Trading Summaries indicate that, for the period January 1997 through September 30, 1999, trading in the Company's common stock was negligible and could not be considered a true indication of market value. During 1997 only 500 shares of the Company's common stock traded in three transactions with a total market value of less than $1,000. Likewise, during 1998 NASDAQ trading records indicate that for the entire year there were nine transactions representing 6,650 shares. For the first three quarters of the calendar year 1999, the market was likewise negligible and sporadic. The following quotations reflect prices between dealers; they do not include retail markups, markdowns, and commissions and may not necessarily represent actual transactions.

  Year      Quarter Ending                    High                    Low
1997           March 31                      $0.25                   $0.25
               June 30                       $0.50                   $0.25
               September 30                  $1.75                   $0.50
               December 31                   $0.50                   $0.25
1998           March 31                      $1.00                   $0.25
               June 30                       $0.00                   $0.00
               September 30                  $0.02                   $0.02
               December 31                   $0.02                   $0.02
1999           March 31                      $0.00                   $0.00
               June 30                       $0.87                   $0.43
               September 30                  $0.75                   $0.16
               October 31                    $0.49*                  $0.31

  Year     Quarter Ending                    High                     Low
2000          January 31                    $0.50                    $0.06
2000          April 30                      $0.20                    $0.05

*to coincide with the Company's new fiscal year. Quarters following October 31, 1999 are based on the new fiscal year which ends October 31.

On May 1, 2000, there were 471 shareholders of record of the common stock of the Company. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

The Company is currently not a party to any pending legal proceedings. The Company is not aware of any legal, governmental or administrative proceedings contemplated either against or on behalf of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants in its two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities issued by the Company within the last three years without registration under the Securities Act of 1933, including, where applicable, the identity of the person who purchased the securities, title of the securities, the date sold and the exemption for registration relied upon by the Company. No underwriters were involved in any stock issuances nor were any commissions paid in connection therewith. The Company may have paid finders fees in the form of cash, stock or warrants in connection with various securities issuances. All shares are adjusted to reflect a 1 for 40 reverse split effected on February 17, 1997.

On July 21, 1997, the Company issued a total of 353,000 shares of its common stock at $0.20 to $0.25 per share to the following individuals for cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only thirteen offerees who were issued stock for cash; (3) the offerees stated an intention not to resell the stock and have continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

 Name                               Price                    Number of Shares
Dr. H. K. Terry                     $ 0.20                       125,000
Dr. H. K. Terry                     $ 0.25                        30,000
Mary Law                            $ 0.25                        15,000
George Price                        $ 0.25                        20,000
Jay Schenck                         $ 0.25                        50,000
Ron Perranonski                     $ 0.25                        20,000
Elliot Butts                        $ 0.25                        10,000
Larry Wright                        $ 0.25                        10,000
Fred Roberts                        $ 0.25                        15,000
Russell Wright                      $ 0.25                        30,000
Bill Kenthan                        $ 0.25                         4,000
Ted Mozino                          $ 0.25                        10,000
William R. Burdette                 $ 0.25                         4,000
Jane Adams                          $ 0.25                        10,000

On August 4, 1997, the Company issued a total of 438,860 shares of its common stock at $0.0001 per share to the following individuals for services rendered to the Company pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only nine offerees who were issued stock for services rendered to the Company, or in the exercise of options; (3) the offerees stated an intention not to resell the stock and have continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and )6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

       Name              Number of Shares                Type of Service
David Charlip                50,000                 Legal
Brett Bernstein              26,360                 Film Distribution
Chicky McDaniels             20,000                 Consulting
Robert Venters               50,000                 Guarantee of Promissory Note

       Name              Number of Shares                Type of Service
Richard  Greene              25,000                 Legal
Scott  Venters              175,000*                Officer and  Director
Elizabeth  Rogers            25,000                 Officer and Director
Todd Nugent                  25,000                 Officer and Director
John Venters                 42,500                 Officer and Director

* 125,000 shares were issued pursuant to the exercise of an option granted in Mr. Venters' employment contract and 50,000 shares were issued for current services.

On September 18, 1997, the Company issued 6,250 shares of common stock to Dr. H.K. Terry at $0.0001 as compensation for Dr. Terry's personal guarantee of a loan made to the Company. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for his personal guarantee of a loan made to the Company;
(3) the offeree stated an intention not to resell the stock and has continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On November 11, 1997, the Company issued 2,000 shares of common stock to Scott Lawrence at $0.0001 per share as compensation for services involved in the repair of Company equipment. The Company also issued 20,000 shares of common stock to George Price and 100,000 shares of common stock to Jay Schenck for cash. These shares were valued at $0.25. These shares were issued pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were issued stock for cash or services; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and
(6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On April 2, 1998, the Company issued 1,875 shares of common stock to Dr. H.K. Terry at $0.0001 per share as compensation for granting an extension on a promissory note; 7,500 shares of common stock at $0.0001 to Michael Hyde for legal services; and 100,000 shares of common stock at $0.0001 to Ing. Adolph Malinek Gesselschaft, M.B.H., an Austrian corporation in settlement of a Judgment. The shares were issued pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were issued stock for debt adjustment, guarantee of a loan made to the Company or services to the Company; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On May 4, 1998, the Company issued 25,000 shares of common stock at $0.0001 per share to Todd Nugent; 25,000 shares of common stock at $0.0001 per share to John
M. Venters; 325,000 shares of common stock at $0.0001 per share to Elizabeth Rogers; and 525,000 shares of common stock at $0.0001 per share to Gordon Scott Venters (500,000 of these shares were issued on exercise of options) for services rendered as officers and directors of the Company, and upon exercise of options granted for services rendered to the Company. The shares were issued pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only four offerees who were issued stock on exercise of options granted for service to the Company, or were issued for personal services to the Company as Officers and Directors; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On May 7, 1998, the Company issued 5,000 shares of common stock at $0.0001 per share to Ted Kieta for granting an option for rights to a screenplay. These shares were issued pursuant to the exemption from registration provided by
Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for granting an option to a screenplay; (3) the offeree stated an intention not to resell the stock and has continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In April and May of 1998, the company issued a total of 85,500 shares of its common stock at $0.25 to $0.50 per share to the following individuals for cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only twelve offerees who were issued stock for cash; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and
(6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

  Name                       Price                           Number of Shares
Christian Trefz              $ 0.50                                10,000
Larry Wright                 $ 0.25                                 8,000
Chris Hyde                   $ 0.25                                12,000
J. Lloyd Woods               $ 0.25                                 2,500
Ivy Kimmel                   $ 0.25                                 2,500
B.L. & Brenda Stalnaker      $ 0.25                                20,000
Cara Ebert Cameron           $ 0.25                                 2,500
Nina Flinn                   $ 0.25                                 2,500

Name                          Price                           Number of Shares
Ilene Armour                 $ 0.25                                2,500
Winjo Enterprises            $ 0.25                                5,000
David Pettit                 $ 0.25                                8,000
Paul Elgart                  $ 0.25                               10,000

On November 30, 1998, the Company issued 2,000 shares of common stock at $0.0001 per share to AIBC Investment Corp. and 38,000 shares of common stock at $0.0001 per share to William Burdette for settlement of a contract dispute. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerees who were issued stock for settlement of a contract dispute with the Company; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over nineteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On December 23, 1998, the Company issued 11,000 shares of common stock at $0.0001 per share to Michael Peters for settlement of a contract dispute. These shares were issued pursuant to the exemption from registration provided by
Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for settlement of a contract dispute; (3) the offeree stated an intention not to resell the stock and has continued to hold it for over eighteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In November and December of 1998, the Company issued a total of 140,000 shares of its common stock at $0.50 per share to the following individuals for cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering;
(2) there were only eight offerees who were issued stock for cash; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over eighteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

   Name                                           Number of Shares
Douglas Newland                                      10,000
Jet Potato Seed                                      20,000

   Name                                            Number of Shares
Paul Elgart                                          10,000
George Price                                         10,000
Chris Hyde                                           10,000
Dean Buescher                                        40,000
Imogene H. Redmon                                    10,000
Clayton Verboon Unlimited                            30,000

In January of 1999, the Company issued 50,000 shares of common stock at $0.50 per share to Orange Buick; 10,000 shares of common stock at $0.50 per share to Christian Trefz and 20,000 shares of common stock at $0.50 per share to Case Holding Corporation for cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were issued stock for cash; (3) the offerees stated an intention not to resell the stock and have continued to hold it for over eighteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On April 5, 1999, the Company issued a total of 500,000 shares of its common stock pursuant to a Private Placement Memorandum dated April 1, 1999 to the individuals listed below. The Company issued the shares pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the shares to investors who were given a Private Placement Memorandum and offered the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available:
(a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the production and distribution of entertainment products and was neither a development stage Company with no specific business plan or purpose, nor a Company whose plan was to merge with an unidentified Company; (c) the aggregate offering price did not exceed one million dollars and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

  Name                          Price                    Number of Shares
Martin Rothstein               $ 0.17                        100,000
Milton Barbarosh               $ 0.17                        100,000
Peter Trojiano                 $ 0.17                         50,000
Steven Krause                  $ 0.17                         50,000
Steven Krause                  $ 0.03                        200,000

On June 24, 1999, the Company issued 40,000 shares of common stock at $0.0001 per share to Todd Nugent; 50,000 shares of common stock at $0.0001 per share to

John M. Venters; 85,000 shares of common stock at $0.0001 per share to Elizabeth Rogers; and 25,000 shares of common stock at $0.0001 per share to Gordon Scott Venters for services rendered as officers and directors of the Company. These shares were issued pursuant to the exemption from registration provided by
Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only four offerees who were issued stock for services as Officers and Directors of the Company; (3) the offerees stated an intention not to resell the stock and have continued to hold it since it was acquired, a period of over one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On August 13, 1999, the Company issued 100,000 shares of common stock at $0.0001 per share to John J. Kearney and 100,000 shares of common stock at $0.0001 per share to Robert Pignone for services rendered as officers and directors and employees of the Company. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerees who were issued stock for services as Officers, Directors and Employees of the Company; (3) the offerees stated an intention not to resell the stock and have continued to hold it since it was acquired, a period of over ten months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On September 27, 1999, the Company issued 100,000 shares of common stock at $0.0001 per share to A-Z Professional Consultants, Inc. for consulting services pursuant to a written consulting agreement, and 50,000 shares of common stock at $0.0001 to David H. Charlip, Esq., for legal services. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerees who were issued stock for services to the Company; (3) the offerees stated an intention not to resell the stock and have continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and
(6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On November 1, 1999, the Company issued 60,000 shares of common stock at $0.0001 per share to Richard Surber for consulting services pursuant to a written compensation plan. These shares were issued pursuant to a written employee benefit plan under Rule 701 adopted pursuant to the Securities Act of 1933. Mr. Surber provided bona fide services to the Company, which services were not in connection with the offer or sale of securities in a capital raising transaction, or to directly or indirectly promote or maintain a market for the Company's securities.

On November 15, 1999, the Company issued 30,000 shares of common stock to A-Z Professional Consultants, Inc., pursuant to a consulting contract, for consulting services, and 20,000 shares of common stock to Rebecca Pack for consulting services. The shares were valued at $0.05, which approximated market value. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering;
(2)  there were only two offerees who were issued stock for consulting services;
(3) the offerees stated an intention not to resell the stock and have continued to hold it since the date of acquisition; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company

On November 17, 1999 the Company issued 75,000 shares of common stock at $0.0001 per share to Dr. H.K. Terry in exchange for cancellation of a promissory note pursuant to an agreement in August 1999. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for his cancellation of debt owed to him by the Company; (3) the offeree stated an intention not to resell the stock and has continued to hold it since the date of acquisition; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and
(6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On December 13, 1999, the Company issued to PMR and Associates 500,000 shares of its common stock, of which 250,000 shares were later canceled by agreement. The shares were issued for corporate public relations services and were valued at $0.05 per share, which approximated market value. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was onl9 one offeree who was issued stock for services rendered to the Company; (3) the offeree stated an intention not to resell the stock and has continued to hold it since the date of acquisition; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On December 13, 1999, the Company issued a total of 275,000 shares of its common stock. 125,000 shares were issued to Gordon Scott Venters, pursuant to exercise of an option, at par value ($0.0001). 50,000 shares were issued to John M. Venters and 100,000 shares were issued to Robert Ingria. These shares were valued at $0.05, which approximated market value. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were issued stock for services as Officers and Directors of the Company or upon exercising options granted for services to the Company; (3) the offerees stated an intention not to resell the stock and have continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On December 13, 1999, the Company issued 30,000 shares of common stock to A-Z Professional Consultants, Inc., pursuant to a consulting contract, for consulting services. The shares were valued at $0.05, which approximated market value. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for consulting services; (3) the offeree stated an intention not to resell the stock and has continued to hold it since the date of acquisition; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In March and April 2000, the Company issued for cash, 200,000 shares to Dr. H.K. Terry, 200,000 shares to Steedley & Company and 100,000 shares to Christian Trefz, which shares were valued at $0.05 per share. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were issued stock for cash; (3) the offerees stated an intention not to resell the stock and have continued to hold it since the date of acquisition; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

In March 2000, the Company issued 60,600 shares to A-Z Professional Consultants, Inc. for consulting services and 100,000 shares to Christopher J. Hooper for Web design services. These shares were valued at $0.05. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerees who were issued stock for services; (3) the offerees stated an intention not to resell the stock and have continued to hold it since the date of acquisition;
(4) there were no subsequent or  contemporaneous  public offerings of the stock;
(5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

Debentures

In October 1999, the Company's Board of Directors authorized the issuance of up to $900,000 of 5% Series A Subordinated Convertible Redeemable Debentures. Pursuant to an agreement with three Colorado limited liability companies, HLKT Holdings, L.L.C., M&B Trading L.L.C. and BVH Holdings L.L.C., the Company may issue up to $300,000 principal amount of the debentures to each of the three companies.

The debentures entitle the holder to convert them into the Company's common stock at 75% of the average closing bid price of the three trading days prior to the election to convert. Accrued interest may also be paid in the same fashion. At any time after 90 days, the Company has the option to redeem the principal in whole, or increments of $10,000, for 125% of the face value.

In November 1999 the Company issued $150,000 (of the $300,000 authorized) principal amount of 5% Senior Subordinated Convertible Redeemable Debentures due October 20, 2001 to HLKT Holdings, L.L.C. The Company received net proceeds of $130,500, after expenses of $19,500, from the issuance. During the six months ended April 30, 2000, the holder converted $85,000 of the debenture into 913,714 shares of common stock under the above prescribed formula as follows:

  November 19, 1999    $15,000 converted into 128,000 shares      $0.1172 /share
  November 30, 1999    $15,000 converted into 285,714 shares      $0.0525 /share
  December 29, 1999    $ 5,000 converted into 166,667 shares      $0.03 /share
  March 27, 2000       $50,000 converted into 333,333 shares      $0.15 /share

Upon issuance of the debentures, Original Issue Discount ("OID") in the amount of $50,000 was recorded to reflect the additional shares required to be issued under the discount feature of the conversion provision of the debentures. The OID is charged to interest expense over the term of the debenture. For the six months ended April 30, 2000 OID charged to operations totaled $27,283. At April 30, 2000, debentures in the principal amount of $65,000 remained outstanding.

HLKT Holdings L.L.C. is an accredited investor as that term is defined under the Securities Act of 1933. The debenture and underlying stock were issued under an exemption from registration afforded by Rule 504 of Regulation D of the Securities Act of 1933.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Title 8 Section 145 of the Delaware Statutes provides for indemnification of a corporation's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

In accordance with the provisions referenced above, the Company shall indemnify to the fullest extent permitted by its bylaws, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                    PART F/S

The Company's financial statements for the fiscal year ended October 31, 1999 and the year ended December 31,1998, and for the six month periods ending April 30, 2000 and 1999 are attached hereto as F- 1 through F-21.

                                  MAGICINC.COM

                          INDEX TO FINANCIAL STATEMENTS


      Independent Auditors' Report...........................................F-2

      Financial Statements:

         Balance Sheet as of October 31, 1999 and December 31, 1998..........F-3

         Statement of Operations for the ten months ended October 31, 1999 and the  year ended December 31, 1998 ..............................F-4

         Statement of Cash Flows for the ten months ended October 31, 1999 and the  year ended December 31, 1998...............................F-5

         Statement of Changes in  Stockholders'  Equity for the ten
         months ended October 31, 1999 and the year ended December
         31, 1998........................................................... F-6

         Notes to Financial Statements.......................................F-7

      Unaudited Interim Financial Statements:

         Accountants' Review Report.........................................F-16

         Balance Sheet as of April 30, 2000 and April 30, 1999..............F-17

         Statement  of  Operations  for the six months  ended
         April 30, 2000 and April 30, 1999 .................................F-18

         Statement  of Cash Flows for the six months  ended
         April 30,  2000 and April 30, 1999 ................................F-19

         Notes to Unaudited Interim Financial Statements....................F-20

                                Cronin & Company
                          Certified Public Accountants
                             1574 Eagle Nest Circle
                          Winter Springs, Florida 32708


Board of Directors and Shareholders
Magicinc.com
Ft. Lauderdale, Florida

     We have audited the accompanying balance sheet of Magicinc.com as of October 31, 1999 and December 31, 1998 and the related statements of operations, cash flows and stockholders' equity for the ten months and year then ended. The financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards except as described in the last paragraph. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Magicinc.com as of October 31, 1999 and December 31, 1998 and the results of its operations, its cash flows and changes in stockholders' equity for the ten months and year then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses of $5,360,000 through October 31, 1999. As a result of these continued losses, the Company has been unable to generate sufficient cash flow from its operating activities to support current operations. The Company's ability to generate sufficient future cash flows from its operating activities in order to sustain future operations cannot be determined at this time. Its plan is included in Note 10 of the financial statements. The Company has primarily funded its operations through the sale of its common stock and proceeds of debt borrowings. There can be no assurance that the Company will be able to do so in the future, and, if so, provide it with sufficient capital and on terms favorable to the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from the outcome of these uncertainties.

December 3, 1999


/s/ Cronin & Company
Cronin & Company
Certified Public Accountants

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                                  Balance Sheet
                     October 31, 1999 and December 31, 1998
      See Summary of Accounting Policies and Notes to Financial Statements.

                                     ASSETS

================================================================================
                                                 Oct. 31, 1999     Dec. 31, 1998

Current Assets:

  Cash & Cash Equivalents                           $  20,515    $     2,061
  Receivables -Subscriptions on Convertible
     Debentures                                       150,000              0
                                                      --------       --------
   Total Current Assets                               170,515          2,061


Property & Equipment-Net                                  351            586


Total Assets                                        $ 170,866    $     2,647
                                                      ========       ========


================================================================================

                       LIABILITIES & STOCKHOLDERS' EQUITY

================================================================================

Current Liabilities:

  Accounts Payable-Trade                            $  24,370    $    14,500
  Accrued Officer's Salary Under
     Employment Agreement                             186,111        100,000
  Fully Paid But Unissued Common Stock                      0         40,000
  Liability to Issue Common Stock                       5,250              0
                                                     --------        --------
   Total Current Liabilities                          215,731        154,500
                                                     --------        --------

Long Term Debt
              -Other                                  250,804        372,837
              -Related Parties                         21,908         34,000

Total Liabilities                                     488,443        561,337


Stockholders' Equity:
  Common Stock  3,944,024 Shares Issued              (317,577)     4,926,349

  Deficit Accumulated During Development Stage
       Quasi Reorganization October 31, 1999                0     (5,485,039)
                                                     --------     -----------
   Total Stockholders' Equity (Deficit)              (317,577)      (558,690)


Total Liabilities & Stockholders' Equity            $ 170,866    $     2,647
                                                    ==========    ============

================================================================================


                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                             Statement of Operations
                          October 31, 1999 and December 31, 1998
      See Summary of Accounting Policies and Notes to Financial Statements.

==========================================================================================================

                                                                       Ten Months         Fiscal Year
                                                                          Ended               Ended
                                                                     Oct. 31, 1999         Dec. 31, 1998
                                                                    ---------------     ------------------
Net Sales                                                           $    46,240            $     7,220

Costs  Applicable to Sales & Revenue                                          0                      0
                                                                     ------------          -----------
Gross Profit                                                             46,240                  7,220
Selling, General & Administrative Expenses                              161,639                238,237
Interest                                                                      0                 11,503
                                                                     ------------          -----------
Net Income (Loss) Before Taxes & Extraordinary Item                    (115,399)              (242,520)

Extraordinary Item-Gain Realized Upon
   Debt Restructuring                                                   259,500                197,205
                                                                     -------------         ------------
Net Income (Loss) Before Taxes                                          144,101                (45,315)
Income Tax Expense (Benefit)                                                  0                      0
                                                                     -------------         -----------
Net Income (Loss)                                                   $   144,101            $   (45,315)
                                                                     =============         ===========
Net Income (Loss) Per Share                                         $      0.05            $     (0.02)
                                                                     =============         ===========
Weighted Average Shares Outstanding                                   3,096,906              2,080,917
                                                                     =============         ===========

=========================================================================================================


                                      MAGICINC.COM
                          (formerly known as MAGIC FINGERS, INC.)
                                 Statement of Cash Flows
                            October 31, 1999 and December 31, 1998
           See Summary of Accounting Policies and Notes to Financial Statements.

====================================================================================================

                                                               Ten Months           Fiscal Year
                                                                  Ended                 Ended
                                                              Oct. 31, 1999          Dec. 31, 1998
                                                              --------------         -------------
          Operating Activities:

          Net Profit (Loss)                                    $  144,101            $   (45,315)
          Non-Cash Expenses Included in Net Income:
             Depreciation & Amortization                              234                    147
             Extraordinary Item                                  (259,500)              (197,205)
          Adjustments to Reconcile Net Loss to Cash
          Provided (Consumed) by Operating Activities:
             Increase in Accounts Payable & Accruals               95,981                109,402
                                                                  --------              --------
          Cash Consumed by Operating Activities                   (19,184)              (132,971)

          Financing Activities:

          Proceeds From the Issuance of Common Stock               57,104                133,875
          (Payment) of Long Term Debt                              (7,270)                     0
          (Payment) of Long Term Debt-Related Parties             (12,196)                     0
                                                                  --------              --------
          Cash Generated by Financing Activities                   37,638                133,875

          Net Decrease in Cash                                     18,454                    904
          Cash & Cash Equivalents-Beginning                         2,061                  1,157
                                                                ---------               --------
          Cash & Cash Equivalents-Ending                       $   20,515            $     2,061
                                                               ==========               ========

          =========================================================================================


                                                      MAGICINC.COM
                                         (formerly known as MAGIC FINGERS, INC.)
                                       Statement of Changes in Stockholders' Equity
                                             October 31, 1999 and December 31, 1998
                              See Summary of Accounting Policies and Notes to Financial Statements.

=========================================================================================================================
                                                                                          Common Stock
=========================================================================================================================

                                                                                          Paid-in         Accumulated
                                                                           Shares         Capital           Deficit

  Balance January 1, 1998                                                   1,463,158    $ 4,832,381      $   (5,439,724)

Shares Issued in Exchange for Cash                                            225,500         93,875
Shares  Issued  as Part of Debt Settlement Agreements                         100,000
Shares  Issued for Services                                                   465,366
Shares  Issued  Through Employment Agreements                                 500,000
Net Loss December 31,1998                                                                                        (45,315)
                                                                            ----------    ------------      -------------
  Balance December 31, 1998                                                 2,754,024    $ 4,926,256      $   (5,485,039)

Stock Issued for Services                                                     610,000              0
Shares Issued in Exchange for Cash                                            580,000         97,104
Reclassification of Paid In Capital Due to Quasi Reorganization                           (5,340,937)          5,340,937
Net Income October 31, 1999                                                                                      144,102
                                                                            ----------    ------------      -------------
  Balance October 31, 1999                                                  3,944,024    $  (317,577)     $            0
                                                                            =========     ============      =============

=========================================================================================================================

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                   Summary of Significant Accounting Policies
            Fiscal Years Ended December 31, 1998 and October 31, 1999

Change in Accounting Year

     Beginning January 1, 1999, the Company changed it accounting reporting period from a calendar year ending December 31 to a fiscal year ending October 31. The financial statements, accordingly, present the results of operations, changes in stockholders' equity and cash flows for the ten-month transition period ended October 31, 1999 and the twelve months ended December 31, 1998.

Quasi-Reorganization

     As of October 31, 1999 the Company concluded its period of reorganization by reaching a settlement agreement with all its significant creditors. The Company, as approved by its Board of Directors, has elected to state its October 31, 1999 balance sheet as a "quasi-reorganization", pursuant to ARB
     43. These rules require the revaluation of all assets and liabilities to their current values through a current charge to earnings and the elimination of any deficit in retained earnings by charging paid-in-capital. The Company will report future earnings as retained earnings from November 1, 1999 forward.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash & Cash Equivalents

     For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Property & Equipment

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 5 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Revenue Recognition

     Sales are recognized when a product is delivered or shipped to the customer and all material conditions relating to the sale have been substantially performed. Film production costs are capitalized as film cost inventory and are amortized using the individual-film-forecast-computation method over the licensing period.

Stock Based Compensation

     Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25 but has made the required SFAS 123 pro forma disclosures in accordance with SFAS 123.

Fair Value of Financial Instruments

     Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 1999. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, marketable securities, trade receivables, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company's notes payable is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the notes payable.

 Earnings Per Common Share

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces the previous "primary" and "fully diluted" earnings per share with "basic" and "diluted" earnings per share. Unlike "primary" earnings per share that included the dilutive effects of options, warrants and convertible securities, "basic" earnings per share reflects the actual weighted average of shares issued and outstanding during the period. "Diluted" earnings per share are computed similarly to "fully diluted" earnings per share. In a loss year, the calculation for "basic" and "diluted" earnings per share is considered to be the same as the impact of potential common shares is antidilutive.

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income tax is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Impairment of Long-Lived Assets

     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations and goodwill when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the asset.

Recent Accounting Pronouncements

     Effective for periods beginning after December 15, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," ("SFAS 131"). SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating statements in interim financial statements issued to the public. The Company has not determined the impact the adoption of this new accounting standard will have on its future financial statements and disclosures.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
            Fiscal Years Ended December 31, 1998 and October 31, 1999

1. The Company:

Magicinc.com (the "Company") is a Delaware corporation formed in 1961 under the name Magic Fingers, Inc. The Company changed its name in 1999. Through the periods ended October 31, 1999 and December 31, 1998, the Company has devoted substantially all its efforts to reorganizing its financial affairs and settling its debt obligations. It has not engaged in any substantial operations.

2. Notes Payable & Long Term Debt:

In January 1998 the Company settled the first of three troubled debt obligations. Significant concessions were granted by the creditors that resulted in the recognition of Extraordinary Gain on the settlement of these debts. The Company's common stock has been valued at fair market value, if recent trading data existed, where it was included as part of the settlement. Since the shares of the Company's common stock which were issued as part of the settlement of Obligation A were restricted as to transfer, and at the time of settlement of this obligation the Company had a negative tangible book value and the trading market for the stock was very limited and sporadic, the shares were valued at par value. The shares issued as part of the Settlement of Obligation B were valued at $5,250 or $0.07 per share which approximated market value at the date of issuance in November 1999. A summary of these obligations and their respective settlements is as follows:



                                             Carrying Value       Total          Extraordinary        Extraordinary
Note or              Settlement            on Restructuring     Amount of        Gain Recognized      Gain Recognized
Obligation              Date                     Date          Settlement      Year ended 12/31/98   Year ended 10/31/99
      A         January 5, 1998              $  247,205       $ * 50,000        $    197,205            $         0
      B         August 23, 1999                 220,000         **10,500                   0                209,500
      C         November 19, 1999               100,000           50,000                   0                 50,000
                                                -------        ----------       ------------                 ------

                Totals                       $  567,205       $  110,500        $    197,205            $   259,500
                                               ========         ========          ==========              =========
-------------------------------------------------------------------------------------------------------------------------
* Includes  100,000  shares of common stock
** Includes  75,000 shares of common stock

(Notes to Financial Statements Cont'd)

3. Income Taxes:

The Corporation has approximately $5,300,000 in net operating loss carryovers available to reduce future income taxes. These carryovers may be utilized through the year 2014. The Company has adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carryforwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. A summary of the deferred tax asset presented on the accompanying balance sheet is as follows:

--------------------------------------------------------------------------------

                                                               Oct. 31, 1999   Dec. 31, 1998
                                                               -------------   ------------
Federal Deferred Tax Asset Relating to Net Operating Losses   $ 1,906,715     $   1,958,159
State Deferred Tax Asset Relating to Net Operating Losses         267,047           274,252
Less Valuation Allowance                                      ( 2,173,762)      ( 2,232,411)
                                                               ------------    ------------
Total Deferred Tax Asset                                      $         0     $           0
                                                               ============    =============

--------------------------------------------------------------------------------


4. Commitments:

Facilities

  The Company rents its office location on a month-to-month basis from John Venters, the Company's treasurer. Rent expense for the year ended October 31, 1999 was $6,000.

Employment Agreements

  The Company is also obligated under several employment agreements, to provide minimum cash compensation to the contracted employees. In addition to the cash compensation, the employees are also entitled to receive approximately 800,000 shares of common stock through stock grants and options to acquire the Company's common stock at $0.0001 per share. The following table summarizes these arrangements:

==============================================================================================================================
                                                                       Initial                  Termination
                                              Commencement             Annual                     Clause         Change in
        Name                Position              Date          Term   Cash          Stock        Salary          Control
                                                                      Compensation  Options    Continuation     Arrangement
                                                                                    Granted       Period
------------------------------------------------------------------------------------------------------------------------------

   G.Scott Venters      President/Chief       Oct. 1, 1997    3 Yrs.    $ 75,000    750,000        None             No
                       Executive Officer

   John M. Venters         Treasurer          June 1, 1999    1 Yr.            0     50,000        None             No
------------------------------------------------------------------------------------------------------------------------------

(Notes to Financial Statements Cont'd)

  Mr. Scott Venters' agreement allows for increases in year two to $100,000 and year three to $133,000. The earned portion of Mr. Venters' compensation is carried as a current payable and reflects any payments made through December 31, 1998 and October 31, 1999. The amount owing on those dates was $100,000 and $186,111 respectively.

Consulting Agreements

  The Company is obligated, under two business consulting agreements, to pay an aggregate of 400,000 shares of common stock and $99,000 in cash. 100,000 shares of the stock have been issued. The balance of 300,000 shares is to be issued monthly over the following 10 months beginning November 19, 1999. In November 1999 the Company paid $16,500 under one of these agreements. The balance of $82,500 is to be paid in monthly installments of $11,000 with the final installment of $5,500 due 240 days after October 20, 1999. This fee is to be paid and deducted from the proceeds of any Debenture remitted to the Company.

5. Stockholders' Equity:

Stock Issued for Services:

  During 1999 and 1998, the Company issued an aggregate of 1,575,366 common shares, or about 40% of outstanding common stock at October 31, 1999, for professional services, consulting and employment. There was no valuation reflected due to the fact that only a limited and sporadic trading market existed at the time of issuance and the shares were restricted as to transfers and the Company had a negative tangible book value.

Stock Issued in Payment of Long Term Debt:

  During 1998-1999 the Company also issued or promised to issue 175,000 shares of its common stock as part of the settlement agreements in satisfaction of $467,000 of its long term debt. This transaction has been recorded at the value of the stock at the date of agreement where a fair market value could be determined.

Stock Based Compensation:

  Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25. APB 25 recognizes compensation expense for options granted to employees only when the market price of the stock exceeds the grant exercise price at the date of the grant. The amount reflected as compensation expense is measured as the difference between the exercise price and the market value at the date of the grant.

  (Notes to Financial Statements Cont'd)

  SFAS 123 requires pro forma disclosures regarding net income and earnings per share as if the compensation expense had been determined in accordance with the fair value based method described in SFAS 123. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 1998 and 1999

                  Dividend Yield                              None
                  Expected Life                              2 Years
                  Expected Volatility                          68%
                  Risk Free Interest Rate                      6%

A Summary of employee and non employee options and warrants granted and exercised for each of the fiscal years ended December 31, 1998 and October 31, 1999 is presented below:




                                                                    1998                          1999
                                                                   ------                         ----
                                                                         Weighted                    Weighted
                                                                          Average                     Average
                                                              Shares     Exercise       Shares       Exercise
                                                                           Price                       Price

-----------------------------------------------------------------------------------------------------------------
Balance at Beginning of Year                                   625,000      $ 0.0001       125,000      $ 0.0001
  Grants Made During Year:
    Employment Agreements                                            0             -             0             -
    Other                                                            0             -             0             -
  Less Options Exercised During Year                           500,000        0.0001             0             -
  Less Options That Expired During Year                              0             -             0             -
                                                               -------      --------       --------     ---------
Amount of Options Outstanding at End of Fiscal Year            125,000      $ 0.0001        125,000     $ 0.0001
                                                              ========      ========       ========     =========

-----------------------------------------------------------------------------------------------------------------
Options Exercisable at Year End                                   None      $   N/A         125,000     $ 0.0001
-----------------------------------------------------------------------------------------------------------------
Weighted Average Fair Value of Options Granted
     During Year                                                            $   N/A                     $   N/A
-----------------------------------------------------------------------------------------------------------------

Summary information for Options outstanding at October 31, 1999 is as follows:

                                           Options Outstanding                            Options Exercisable

Range of              Number Outstanding        Weighted            Weighted           Amount          Weighted Average
Exercise Prices        at Oct 31, 1999          Average              Average         Exercisable        Exercise Price
                                               Remaining         Exercise Price    at Oct 31, 1999
                                            Contractual Life

----------------------------------------------------------------------------------------------------------------------------

  $ 0.0001-$ 1.00          125,000             11 Months            $ 0.0001           125,000             $ 0.0001

   (Notes to Financial Statements Cont'd)

6. Related Party Transactions:

The Company is obligated to pay Mr. Venters, the Company's President and Chief Executive Officer, under an employment agreement. The agreement is for a term of three years beginning October 1, 1997, and consists of a base salary of $75,000; $100,000 and $133,000 for years one, two and three respectively. The earned portion of Mr. Venters' compensation is carried as a current payable to related parties and reflects any payments made through December 31, 1998 and October 31, 1999. The amount owing on those dates was $100,000 and $186,111 respectively.

In addition to cash compensation, the Company also granted Mr. Venters the option to purchase 750,000 shares of the Company's common stock at $ 0.0001 per share. Mr. Venters also has an option to acquire an additional 500,000 shares at $ 0.0001 per share upon the successful procurement of financing for the motion picture "Liberty City". A summary is as follows:

                                                             Number of Securities              Value of In-The-Money
        Name                Shares          Value                 Underlying                      Options and SARs
    and Position           Acquired        Realized      Unexercised Options and SARs           at October 31, 1999
                         on Exercise                         at October 31, 1999
----------------------------------------------------------------------------------------------------------------------------

G. Scott Venters
   President & CEO           None            None           125,000      None                  $ 8,750       None

The Company rents its office location on a month-to-month basis from John Venters, the Company's treasurer. Rent expense for the year ended October 31, 1999 was $6,000.

7. Supplemental Cash Flow Information:

Selected non cash investing and financing activities are summarized as follows:

                                                            1999          1998
--------------------------------------------------------------------------------
Cash Paid for Interest                                     $     0      $ 11,583
--------------------------------------------------------------------------------
Non Cash Equity Transactions:

  Future Issuance of Common Stock to Retire Debt           $ 5,250      $      0
--------------------------------------------------------------------------------

(Notes to Financial Statements Cont'd)

8. Subsequent Events:

In November 1999 the Company received $130,500 (net of expenses of $19,500) from its offering of 5% Senior Subordinated Convertible Redeemable Debentures. These Debentures entitle the holder to convert incremental face amounts of $10,000 into the Company's common stock at 75% of the average closing bid price of the three trading days prior to the election to convert. Accrued interest may also be paid in the same fashion. At any time after 90 days, the Company has the option to redeem the debentures, in whole or in increments of $10,000, for 125% of the face amount. On November 10, 1999 $15,000 in face value was converted into 128,000 shares of common stock under the prescribed formula.

During November 1999, the Company paid $100,000 in full satisfaction of its obligations under two settlement agreements.

9. Transition Period Due to Change in Fiscal Year:

During 1999,  the Company  changed its fiscal period from December 31 to October
31. Accordingly, the audited financial statements reflect operating results and cash flows for a twelve-month period and a ten-month period ended December 31, 1998 and October 31, 1999, respectively. The following table presents the comparative results of operations for the period ended October 31, 1998:

Revenues                                                     $        7,220
Income Taxes                                                              0
Net Loss Before Extraordinary Item                                 (200,792)
Extraordinary Item-Gain From Debt Restructuring                     197,205
Net Loss                                                             (3,587)
Net Loss Per  Share                                                     Nil
Weighted Average Shares                                           1,993,034

10. Ability to Continue as a Going Concern and Management Plan

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not had revenue in the ordinary course of its business. Its only sales for the period January 1998 through October 31, 2000 were from the disposition of its interest in certain films. The lack of sales and recurring losses from operations raises substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is to seek further equity funding to allow it to build its Internet entertainment network, MagicInternetwork.com. In order to support its ongoing operations, additional financing must be obtained either through the sale of equity or debt.

Board of Directors and Shareholders
Magicinc.com

We have reviewed the unaudited balance sheet of Magicinc.com as of April 30, 2000 and the related statements of operations and cash flows for the six-month period then ended which are included in the Magicinc.com Form 10-SB. All information included in these financial statements is the representation of the management of Magicinc.com.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to these interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles.



Cronin & Company
June 15, 2000


                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                                  Balance Sheet
                             April 30, 2000 and 1999
                                   (Unaudited)
              See Notes to Unaudited Interim Financial Statements.


                                     ASSETS

                                                        April  30, 2000  April 30, 1999
Current Assets:
  Cash & Cash Equivalents                                 $   1,242    $     2,061
  Prepaid Expenses                                           22,717              0
                                                          ---------       ----------
   Total Current Assets                                      23,959          2,061

Property & Equipment-Net                                      7,182            470

Total Assets                                              $  31,141    $     2,531
                                                           ========        ========
=====================================================================================

                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:

  Accounts Payable-Trade                                  $   7,786    $    14,500
  Accrued Officer's Salary Under Employment Agreement       252,778        133,333
  Fully Paid But Unissued Common Stock                            0         40,000
                                                          -----------     --------
    Total Current Liabilities                               260,564        187,833

Long Term Debt-Other                                         65,000        372,838
              -Related Parties                               28,408         34,000

Total Liabilities                                           353,972         594,671

Stockholders' Equity:

  Common Stock  6,198,338 Shares Issued                    (114,048)      4,926,349
  Deficit Accumulated During Development Stage
       Since Quasi Reorganization October 31, 1999         (208,783)     (5,518,489)
                                                            -------      ----------
   Total Stockholders' Equity (Deficit)                    (322,831)       (592,140)

Total Liabilities & Stockholders' Equity                  $  31,141    $      2,531
                                                             ======       =========
=====================================================================================

The interim financial statements include all adjustments, which, in the opinion of management, are necessary in order to make the financial statements not misleading.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                             Statement of Operations
                             April 30, 2000 and 1999
                                   (Unaudited)
              See Notes to Unaudited Interim Financial Statements.

                                               Six Months           Six Months
                                                 Ended                 Ended
                                             Apr. 30, 2000         Apr. 30, 1999
                                             ---------------        ------------


Net Sales                                    $           0        $           0

Costs  Applicable to Sales & Revenue                     0                    0
                                             --------------         ------------
Gross Profit                                             0                    0
Selling, General & Administrative Expenses         159,389               91,845
Interest                                            49,394                    0
                                             --------------        -------------
Net Income (Loss) Before Taxes                    (208,783)             (91,845)

Income Tax Expense (Benefit)                             0                    0
                                             --------------        -------------

Net Income (Loss)                            $    (208,783)       $     (91,845)
                                             ==============        =============

Net Income (Loss) Per Share                  $      (0.045)       $      (0.034)
                                             ==============        =============
Weighted Average Shares Outstanding              4,637,320            2,704,774
                                             ==============        =============
================================================================================

The interim financial statements include all adjustments, which, in the opinion of management, are necessary in order to make the financial statements not misleading.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                             Statement of Cash Flows
                             April 30, 2000 and 1999
                                   (Unaudited)
              See Notes to Unaudited Interim Financial Statements.


                                                     Six Months     Six Months
                                                       Ended          Ended
                                                  Apr. 30, 2000    Apr. 30, 1999


Operating Activities:

Net Loss                                            $ (208,783)      $  (91,845)
Non-Cash Expenses Included in Net Income:
   Depreciation & Amortization                          47,365              117
   Stock Issued for Services                            38,280                -
Adjustments to Reconcile Net Loss to Cash
Provided (Consumed) by Operating Activities:
   Increase in Accounts Payable & Accruals              49,276           50,000
                                                     ----------      -----------
Cash Consumed by Operating Activities                  (73,862)         (41,728)

Financing Activities:
Proceeds From the Issuance of Common Stock              25,000           61,000
(Payment) of Long Term Debt                           (100,000)         (10,000)
Proceeds of Long Term Debt                             150,000                0
Payment of Offering Costs                              (19,500)               0
Proceeds of Long Term Debt-Related Parties               6,500                0
                                                     ----------      -----------
Cash Generated by Financing Activities                  62,000           51,000

Investing Activities:
  Acquisition of Fixed Assets                           (7,411)               0

Net Decrease in Cash                                   (19,273)           9,272
Cash & Cash Equivalents-Beginning                       20,515           (7,211)
                                                     ----------      -----------
Cash & Cash Equivalents-Ending                    $      1,242      $     2,061
                                                     ==========       ==========


================================================================================

The interim financial statements include all adjustments, which, in the opinion of management, are necessary in order to make the financial statements not misleading.

                                  MAGICINC.COM
                     (formerly known as MAGIC FINGERS, INC.)
                      Notes to Interim Financial Statements
                             April 30, 2000 and 1999
                                   (Unaudited)


Note 1. The interim financial statements include all adjustments, which, in the opinion of management, are necessary in order to make the financial statements not misleading. The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-SB and do not include all of the information and footnotes required by Generally Accepted Accounting Principles for complete financial statements.

Note 2.

Stockholders' Equity:

Stock Issued for Services:

During the six month period ended April 30, 2000 the Company issued an aggregate of 765,600 shares of restricted common stock for professional services, consulting and employment. The shares were valued at $38,280 or $0.05 per share. The valuation approximated market at the time of issuance.

Stock Issued in Payment of Debt:

In November 1999 the Company issued 75,000 shares of restricted common stock as part of the settlement agreements reached in the fiscal period ended October 31, 1999 in satisfaction of its long-term debt. The shares were valued at $5,250 or $0.07 per share. The valuation approximated market at the time of issuance.

Stock Issued for Cash:

During the six months ended April 30, 2000 the Company issued in an aggregate of 500,000 shares of restricted common stock for $25,000.

Note 3.

Convertible Debentures:

In November 1999 the Company received $130,500 (net of expenses of $19,500) from its offering of $150,000 of 5% Series A Senior Subordinated Convertible Redeemable Debentures. These debentures entitle the holder to convert into the Company's common stock at 75% of the average closing bid price of the three trading days prior to the election to convert. During the six months ended April 30, 2000 the holder converted $85,000 of the debentures into 913,714 shares of common stock under the prescribed formula.

(Notes to Interim Financial Statements Cont'd)

Upon issuance of the debentures, Original Issue Discount ("OID") in the amount of $50,000 was recorded to reflect the additional shares required to be issued under the discount feature of the conversion provision of the debentures. The OID is charged to interest expense over the term of the debentures. For the six months ended April 30, 2000 OID charged to operations totaled $27,283. At April 30, 2000, debentures in the principal amount of $65,000 remain outstanding.

Note 4.

Commitments:

Facilities:

The Company is leasing an 8,500 square foot building to house its administrative and operations facilities in Fort Lauderdale, Florida. The lease term is two years beginning June 1, 2000 with rent at $4,000 per month with semi-annual increases up to $5,300 beginning in December 2001. The Company has entered into an agreement to purchase the building for $480,000 no later than May 31, 2002.

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 31 of this Form 10-SB under "Item 2. Description of Exhibits."










                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 6th day of July, 2000.

                                  Magicinc.com.

                                 /s/ Gordon Scott Venters
                                 ------------------------------------------
                                 Gordon Scott Venters, Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

        Signatures                     Title                      Date



/s/Todd Nugent
___________________                    Director                July 6, 2000
Todd Nugent


/s/John J. Kearney
_______________________                Director                July 6, 2000
John J. Kearney


/s/Robert P. Pignone
________________________               Director                July 6, 2000
Robert P. Pignone


/s/Robert M. Ingria
________________________               Director                July 6, 2000
Robert M. Ingria

                         ITEM 2. DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

Exhibit

No.      Page No.          Description

2          31       Agreement and Plan of Reorganization, March 15, 1994.

3(i)       67       Articles of Incorporation of Magic Fingers,  Inc. dated July
                    26, 1961

3(ii)      71       Articles  of Merger for Magic  Fingers  Inc.  wherein  Magic
                    Fingers,  Inc., a New Jersey  Corporation,  incorporated  on
                    December 24, 1959 is merged into Magic Fingers,  Inc., dated
                    September 27, 1961.

3(iii)     84       Certificate of Reduction of Capital of Magic Fingers,  Inc.,
                    filed May 1, 1963.


3(iv)      85       Articles of Amendment of Magic Fingers,  Inc., filed January
                    13, 1978.

3(v)       86       Certificate  of Correction to Articles of Amendment of Magic
                    Fingers, Inc., filed April 7, 1978.

3(vi)      87       Certificate  of  Renewal  and  Revival  of  Charter of Magic
                    Fingers, Inc., filed September 16, 1981.

3(vii)     89       Certificate  of  Renewal  and  Revival  of  Charter of Magic
                    Fingers, Inc., filed January 7, 1985.

3(viii)    90       Certificate  of  Restoration  and Revival of  Certificate of
                    Incorporation  of Magic  Fingers,  Inc.,  filed  February 5,
                    1992.

3(ix)      91       Certificate of Amendment of Certificate of  Incorporation of
                    Magic Fingers, Inc., filed February 27, 1992

3(x)       93       Certificate  for  Renewal  and  Revival  of Charter of Magic
                    Fingers, Inc., filed April 29, 1997

3(xi)      94       Certificate for  Renewal  and  revival  of  Charter of Magic
                    Fingers, Inc., filed April 23, 1999.

3(xii)     95       Certificate of Amendment of Certificate of  Incorporation of
                    Magic Fingers,  Inc.,  changing name to Magicinc.com,  filed
                    April 23, 1999.

3(xiii)    96       By-Laws of Magic Fingers, Inc. (Magicinc.com) dated February
                    25, 1992.

10(i)     103       5%  Series A Senior  Convertible  Redeemable  Debenture  Due
                    October 20, 2001

10(ii)    107       Motion Picture  Agreement  between Magic  Fingers,  Inc. and
                    Castle Hill Productions,  Inc., dated March, 1998 re: Motion
                    Picture entitled "Shakma."

10(iii)   119       Agreement  between  Magic  Fingers,  Inc.  and  Castle  Hill
                    Productions, Inc., dated February 12, 1999 licensing all exclusive rights to Three Motion Pictures (Shakma, Shoot, and No More Dirty Deals).

10(iv)    131       Consulting   Agreement   dated   October  20,  1999  between
                    Magicinc.com and Commonwealth Partners NY, L.L.C.

10(v)     132       Employment Contract for Gordon Scott Venters.

10(vi)    136       Employment Contract for John J. Kearney.

10(vii)   141       Employment Contract for Robert M Ingria.

10(viii)  146       Employment Contract for Robert P. Pignone.

10(ix)    151       Consulting Agreement with PMR and Associates.

10(x)     152       Advisory Agreement with A-Z Professional Consultants, Inc.

10(xi)    158       Lease of June 1, 2000.

23(i)     164       Consent of Accountant

23(ii)    165       Consent of Accountants

27                  Financial Data Schedule "CE"